Exhibit 99.2

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the annual and special meeting of shareholders (the “Meeting”) of GFL Environmental Inc. (the “Company”) held on May 13, 2026. Each of the matters set out below is described in greater detail in the Company’s management information circular dated March 31, 2026 (the “Circular”).

1.	Election of Directors

Each of the eight nominees listed in the Circular was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until their successor is elected or appointed. The results of the votes cast are set out below:

Name of Nominee	Votes FOR	%	Votes WITHHELD	%
(a) Patrick Dovigi	386,962,772	94.37%	23,082,651	5.63%
(b) Dino Chiesa	290,459,529	70.84%	119,585,894	29.16%
(c) Violet Konkle	399,051,297	97.32%	10,994,126	2.68%
(d) Sandra Levy	292,568,479	71.35%	117,476,944	28.65%
(e) Jessica McDonald	292,565,354	71.35%	117,480,069	28.65%
(f) Arun Nayar	292,562,945	71.35%	117,482,478	28.65%
(g) Paolo Notarnicola	274,887,295	67.04%	135,158,128	32.96%
(h) Ven Poole	399,025,381	97.31%	11,020,041	2.69%

2.	Appointment of Independent Auditor

KPMG LLP was appointed as the auditor of the Company until the next annual meeting of shareholders or until a successor auditor is appointed and the board of directors of the Company was authorized to fix the remuneration of the auditor. The results of the votes cast are set out below:

Votes FOR	%	Votes WITHHELD	%
421,898,125	99.81%	804,093	0.19%

3.	Renewal of the Company’s Omnibus Long-Term Incentive Plan

The resolution regarding the renewal of the Company’s Omnibus Long-Term Incentive Plan and the approval of all unallocated options, rights or other entitlements thereunder were approved. The results of the votes cast are set out below:

Votes FOR	%	Votes AGAINST	%
260,378,800	63.50%	149,666,621	36.50%

4.	Renewal of the Company’s DSU Plan

The resolution regarding the renewal of the Company’s Director DSU Plan and the approval of all unallocated deferred share units thereunder were approved. The results of the votes cast are set out below:

Votes FOR	%	Votes AGAINST	%
283,856,036	69.23%	126,189,383	30.77%

5.	Consideration of the Company’s Approach to Executive Compensation

The advisory non-binding resolution on the Company’s approach to executive compensation was approved. The results of the votes cast are set out below:

Votes FOR	%	Votes AGAINST	%
219,723,653	53.58%	190,321,768	46.42%